Exhibit 12.1

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) before income taxes	$201,419	$(2,256)	$179,894	$173,082	$86,711
Add: fixed charges	24,414	30,439	27,287	5,020	4,675

Total earnings	$225,833	$28,183	$207,181	$178,102	$91,386

Fixed charges:
Interest expensed	$16,266	$20,514	$18,962	$608	$608
Amortization of debt issuance cost	2,444	4,313	3,410	508	553
Interest component of rental payments (1)	5,704	5,612	4,915	3,904	3,514

Total fixed charges	$24,414	$30,439	$27,287	$5,020	$4,675

Ratio of earnings to fixed charges	9.3	0.9	7.6	35.5	19.5

Total additional earnings required to achieve 1:1 coverage ratio of fixed charges	$—	$2,089	$—	$—	$—

(1)	Estimated at 33% of rental expense as a reasonable approximation of the interest factor.